Exhibit 99.2

Ten-League International Holdings Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2025

SINGAPORE, Sept. 30, 2025 /PRNewswire/ — Ten-League International Holdings Limited (NASDAQ: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced its unaudited financial results for the six months ended June 30, 2025.

First Six Months of Fiscal Year 2025 Financial Highlights

●	Revenue was S$37.7 million (US$29.6 million) for the six months ended June 30, 2025, an increase of 21.6% from S$31.0 million for the same period last year.

●	Gross profit was S$8.9 million (US$7.0 million) for the six months ended June 30, 2025, an increase of 67.7% from S$5.3 million for the same period last year.

●	Gross profit margin was 23.5% for the six months ended June 30, 2025, an increase of 6.5 percentage points from 17.0% for the same period last year.

●	Net income was S$2.4 million (US$1.9 million) for the six months ended June 30, 2025, an increase of 268.9% from S$0.6 million for the same period last year.

●	Basic and diluted income per share was S$0.09 (US$0.07) for the six months ended June 30, 2025, compared to S$0.02 for the same period last year.

Mr. Jison Lim, Chief Executive Officer and Chairman of Ten-League, commented, “The first half of fiscal year 2025 reflects strong execution of our growth initiatives and resilience across our core businesses. Revenue rose 21.6% from last year to S$37.7 million (US$29.6 million), fueled primarily by rising demand for heavy equipment and parts linked to major national infrastructure projects including Changi Airport Terminal 5, the Marina Bay Sands expansion, and the Cross-Island and Downtown MRT lines. These projects not only expanded market demand but also supported a healthier product mix and improved margins. Rental income also grew 14.9%, driven by higher utilization and reduced reliance on third-party leasing. Gross profit increased 67.7% to S$8.9 million (US$7.0 million), while gross margin strengthened to 23.5% from 17.0% a year earlier, supported by efficiency gains and favorable product mix. Net income reached S$2.4 million (US$1.9 million), a fourfold increase over the prior year, underscoring our ability to translate top-line growth into profitability.”

Mr. Lim continued, “These achievements validate our multi-pronged strategy of aligning with large-scale infrastructure opportunities, optimizing rental operations, and managing costs with discipline. With our Nasdaq listing now complete, we are well positioned to deepen customer relationships, strengthen vendor partnerships, and enhance our visibility in global markets. We remain confident that these initiatives will provide a solid foundation for sustainable growth and long-term value creation for our shareholders.”

First Six Months of Fiscal Year 2025 Unaudited Financial Results

Revenues

Total revenues were S$37.7 million (US$29.6 million) for the six months ended June 30, 2025, an increase of 21.6% from S$31.0 million for the same period last year.

●	Sales of heavy equipment and parts were S$30.7 million (US$24.1 million) for the six months ended June 30, 2025, an increase of 24.6% from S$24.7 million for the same period last year. The increase was primarily driven by higher demand from new projects such as Changi Airport Terminal 5, the Marina Bay Sands expansion, and the Cross-Island MRT Line together with the Downtown MRT Line extension.
●	Engineering consultancy service income was S$1.1 million (US$0.9 million) for the six months ended June 30, 2025, a decrease of 9.4% from S$1.2 million for the same period last year. The decrease was mainly due to no project income being recognized in the current period, as it was completed in the third quarter of 2024.
●	Rental income was S$5.9 million (US$4.6 million) for the six months ended June 30, 2025, an increase of 14.9% from S$5.1 million for the same period last year. The increase was primarily attributable to higher rental demands.

Cost of Revenue

Cost of revenue was S$28.8 million (US$22.7 million) for the six months ended June 30, 2025, an increase of 12.2% from S$25.7 million for the same period last year.

Gross Profit

Gross profit was S$8.9 million (US$7.0 million) for the six months ended June 30, 2025, an increase of 67.7% from S$5.3 million for the same period last year.

Gross margin was 23.5% for the six months ended June 30, 2025, an increase of 6.5 percentage points from 17.0% for the same period last year.

●	Gross profit margin for sales of heavy equipment and parts was 14.8% for the six months ended June 30, 2025, an increase of 6.4 percentage points from 8.4% for the same period last year. The increase was mainly due to better product mix and margin as a result of higher demand.

●	Gross profit margin for engineering consultancy service income was 69.3% for the six months ended June 30, 2025, an increase of 14.3 percentage points from 55.0% for the same period last year. The increase was mainly due to the absence of lower project margin in the current periods as it was completed in the third quarter of 2024.

●	Gross profit margin for rental income was 60.1% for the six months ended June 30, 2025, an increase of 10.3 percentage points from 49.8% for the same period last year. The increase was mainly due to a decrease in the leasing of equipment from third parties.

Selling and Distribution Expenses

Selling and distribution expenses remained stable at S$0.3 million (US$0.2 million) for the six months ended June 30, 2024 and 2025.

General and Administrative Expenses

General and administrative expenses were S$5.7 million (US$4.4 million) for the six months ended June 30, 2025, an increase from S$4.0 million for the same period last year.

Total Other Gain (Loss), Net

Total net other gain was S$0.1 million (US$0.07 million) for the six months ended June 30, 2025, compared to a total net other loss of S$0.04 million for the same period last year.

Net Income

Net income was S$2.4 million (US$1.9 million) for the six months ended June 30, 2025, an increase of 268.9% from S$0.6 million for the same period last year.

Basic and Diluted Income per Share

Basic and diluted income per share was S$0.09 (US$0.07) for the six months ended June 30, 2025, compared to S$0.02 for the same period last year.

Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of S$5.2 million (US$4.1 million), compared to S$0.7 million as of December 31, 2024 and S$2.3 million as of June 30, 2024, strengthening its financial position following its successful IPO.

Net cash provided by operating activities was S$10.0 million (US$7.9 million) for the six months ended June 30, 2025, compared to S$5.5 million for the same period last year.

Net cash provided by investing activities was S$0.2 million (US$0.1 million) for the six months ended June 30, 2025, compared to net cash used in investing activities of S$4.0 million for the same period last year.

Net cash used in financing activities was S$5.7 million (US$4.5 million) for the six months ended June 30, 2025, compared to S$1.6 million for the same period last year.

Exchange Rate Information

This announcement contains translations of certain Singapore dollar amounts into U.S. dollars for the convenience of the reader. Translations of amounts from Singapore dollars into U.S. dollars have been made at the exchange rate of S$1.2719 = US$1.00, which was the foreign exchange rate on June 30, 2025 as reported by the Board of Governors of the Federal Reserve System in its weekly release on July 7, 2025.

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies.

For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “could”, “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “plan”, “aim”, “intend”, “anticipate”, “believe” “estimate”, “predict”, “is/are likely to”, “potential”, “continue” or other comparable or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,	As of Jun 30,	As of Jun 30,
	Note	2024	2025	2025
		S$’000	S$’000	US$’000

ASSETS
Current assets:
Cash and cash equivalents		686	5,164	4,060
Accounts receivable, net		16,257	14,400	11,322
Contract assets		-	342	269
Inventories		18,620	9,775	7,685
Deposits, prepayments and other receivables		1,808	2,475	1,946
Deferred IPO expenses		1,901	2,824	2,220
Total current assets		39,272	34,980	27,502

Non-current assets:
Property and equipment, net		30,233	33,502	26,340
Right-of-use assets		1,199	608	478
Other receivables		343	284	223
Total non-current assets		31,775	34,394	27,041

TOTAL ASSETS		71,047	69,374	54,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		12,136	12,255	9,636
Amounts due to related parties		12,930	13,091	10,292
Bank borrowings		23,333	16,464	12,944
Lease liabilities		7,421	7,251	5,701
Income tax payable		127	591	465
Total current liabilities		55,947	49,652	39,038

Long-term liabilities:
Lease liabilities		6,865	9,102	7,156
Deferred tax liabilities		2,017	2,019	1,587
Total long-term liabilities		8,882	11,121	8,743

TOTAL LIABILITIES		64,829	60,773	47,781

Commitments and contingencies		-	-	-

Shareholders’ equity
Ordinary share, par value US$0.000025, 20,000,000,000 shares authorized, 27,796,502 ordinary shares issued and outstanding**		*	*	*
Additional paid-in capital		883	883	694
Retained earnings		5,335	7,718	6,068

Total shareholders’ equity		6,218	8,601	6,762
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		71,047	69,374	54,543

* – denotes amount less than $’000.

** - Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Six Months ended June 30,
	Note	2024	2025	2025
		S$’000	S$’000	US$’000

Revenues, net		30,982	37,687	29,630

Cost of revenue		(25,708)	(28,840)	(22,675)

Gross profit		5,274	8,847	6,955

Operating cost and expenses:
Selling and distribution		(320)	(306)	(241)
General and administrative		(3,958)	(5,661)	(4,448)
Total operating cost and expenses		(4,278)	(5,967)	(4,689)

Profit from operations		996	2,880	2,266

Other income (expense):
Loss from disposal of plant and equipment		(63)	(30)	(24)
Interest income		332	94	74
Interest expense		(502)	(430)	(338)
Government grant		51	5	4
Exchange gain		-	251	197
Other income		141	204	160
Total other gain/(loss), net		(41)	94	73

Income before income taxes		955	2,974	2,339

Income tax expense		(309)	(591)	(465)

NET INCOME		646	2,383	1,874

COMPREHENSIVE INCOME		646	2,383	1,874

Net income per share
Basic and diluted		0.02	0.09	0.07

Weighted average number of ordinary shares outstanding
Basic and diluted**		27,796,502	27,796,502	27,796,502

** - Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Six Months ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000

Cash flows from operating activities:
Net income	646	2,383	1,874
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,022	2,241	1,762
Depreciation of right-of-use assets	234	594	467
Loss on disposal of property and equipment	574	30	24

Change in working capital:
Accounts receivable	6,554	1,582	1,244
Contract assets	268	(342)	(269)
Inventories	(2,112)	2,791	2,194
Related parties	(1,084)	161	126
Accounts payable and accrued liabilities	(1,771)	122	96
Income tax payable	122	463	364
Deferred tax liabilities	93	-	-
Net cash provided by operating activities	5,546	10,025	7,882

Cash flows from investing activities:
Proceeds from disposal of property and equipment	534	47	37
Repayment from finance lease receivables	2,21	371	292
Purchase of property and equipment	(4,759)	(236)	(186)
Net cash (used in)/provided by investing activities	(4,004)	182	143

Cash flows from financing activities:
Proceeds of bank borrowings	5,855	679	534
Deferred IPO expenses	(433)	(923)	(726)
Repayment of bank borrowings	-	(266)	(209)
Principal repayment of lease liabilities	(6,784)	(4,622)	(3,634)
Payment of deferred financing costs	(226)	(597)	(469)
Net cash used in financing activities	(1,588)	(5,729)	(4,504)

Effect on exchange rate change on cash and cash equivalents	-	-	37

Net change in cash and cash equivalent	(46)	4,478	3,558

BEGINNING OF PERIOD	2,340	686	502

END OF PERIOD	2,294	5,164	4,060

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (refund) paid for income taxes	95	127	100
Cash paid for interest	501	430	338
Cash received from finance lease receivable interest	(332)	(94)	(74)
Operating lease asset obtained in exchange for operating lease obligations	1,633	-	-